MAGNEGAS APPLIED TECHNOLOGY SOLUTIONS, INC.

11885 44TH STREET NORTH

CLEARWATER, FL 33762

November 2, 2018

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	MagneGas Applied Technology Solutions, Inc.
Registration Statement on Form S-3 filed on October 29, 2018 (File No. 333-228043)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), MagneGas Applied Technology Solutions, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 6, 2018, at 9:00 am Eastern Time, or as soon thereafter as practicable, unless we request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact the undersigned at (509) 953-3059.

Sincerely,

/s/ Tyler B. Wilson
Tyler B. Wilson, Esq.
General Counsel, MagneGas Applied Technology Solutions, Inc.

cc:	Tim Buchmiller, Securities and Exchange Commission